UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 338th MEETING OF THE BOARD OF DIRECTORS

HELD ON FEBRUARY 26TH, 2018

1.         DATE, TIME AND PLACE: At 5 p.m., on February, 26th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 7, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Chen Daobiao and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To recommend, in accordance with Resolution N. 2018018-E, the favourable vote to its representatives in the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) for: (i) celebration of a long term financing  agreement by the SPE Boa Vista 2 with BNDES, for the implementation of the SHPP Boa Vista 2 (“Project”), in the total amount of up to R$ 144,500,000.00 (one hundred and forty-four million and five hundred thousand reais), in accordance with all terms and conditions contained in the Decision of the Board of Officers of  BNDES, Decision Dir. nº 764/2017, held on December 27, 2017, and which will be formalized through the execution of the Financing Agreement by Credit Loan and related documents ("Financing Agreement"), between the SPE Boa Vista 2 and BNDES, with CPFL Renováveis as intervening company, in the following general bases: (a) Amount: up to R$ 144,500,000.00 (one hundred and forty-four million and five hundred thousand reais); (b) Amortization Periods: from December 15, 2019 until November 15, 2039, with monthly and successive installments, under the terms to be established in the Financing Agreement; as well as the granting of the following guarantees: (a) a pledge of all current and future shares held by CPFL Renováveis, issued by the SPE Boa Vista 2, and any other shares representing the SPE Boa Vista 2's capital, which will be subscribed, acquired or otherwise issued by the SPE Boa Vista 2, as well as dividends, income and other receivables arising from the ownership of the shares; (b) the fiduciary assignment of the emerging rights arising from Decree nº 502 of November 6, 2015, issued by the Ministry of Mines and Energy (MME), as well as any Resolutions and/or Orders and/or Decrees of the National Energy Agency (ANEEL) or of the Ministry of Mines and Energy (MME) that may be issued, including its subsequent amendments; (c) the fiduciary assignment of all the receivables from the Regulated Environment Energy Purchase and Sale Agreements (CCEARs), in the form of the 21st Auction of Energy from New Generation Undertakings ("A-5 Auction"), as well as any other contracts for the purchase and sale of energy that may be signed by the SPE Boa Vista 2 in the free environment or regulated environment; (d) the fiduciary assignment of all receivables arising from any other rights and / or revenues arising from the Project, including those relating to short-term market operations and / or test operations; (e) the fiduciary assignment of all credits that may be deposited in the Centralization Account and in the Debt Service Reserve Account, under the terms and conditions established in the Financing Agreement; (f) Granting of a personal guarantee in favor of BNDES, to be hired by CPFL Renováveis or SPE Boa Vista II and issued by financial institutions, with a minimum term of 2 (two) years, corresponding to 100% of the amount of the financing until physical and financial completion of the Project. The bank guarantee will have the corporate guarantee from CPFL Energias Renováveis S.A.

(ii) To recommend the favorable vote to its subsidiary CPFL Geração’s representatives in the Board of Directors and in the Shareholders Meeting, as applicable, to the appointment by the Chief Executive Officer of CPFL Energia S.A. of members of the respective administrative bodies or Fiscal Council of CPFL Energias Renováveis S.A., as follows: (a) of Messrs. André Dorf; Gustavo Estrella, Karin Regina Luchesi, Fernando Mano da Silva, Futao Huang, as sitting members of CPFL Energias Renováveis S.A.’s Board of Directors; (b) of Messrs. Gustavo Pinto Gachineiro, Vitor Fagali de Souza, Rodolfo Coli da Cunha , Eduardo dos Santos Soares e Chen XinJian as alternate members of CPFL Energias Renováveis S.A.’s Board of Directors, respectively; (c) of Mr. José Roberto Mattos Curan as the independent member of CPFL Energias Renováveis S.A.’s Board of Directors; (d) of Messrs. André Ricardo Toledo Saretta, Yuehui Pan e Ran Zhang as sitting members of CPFL Energias Renováveis S.A.’s  Fiscal Council; (e) of Messrs. André Felipe Fernandes Figueira; ChengGang Liu e Jia Jia as alternate members of CPFL Energias Renováveis S.A.’s  Fiscal Council, respectively; (f) of Mr. Fernando Mano da Silva as Chief Executive Officer of CPFL Energias Renováveis S.A.; (g) of Mr. Alessandro Gregori Filho as, without prejudice to the position that he already occupies, Vice-President of Finances and Investors Relations of CPFL Energias Renováveis S.A.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Yuhai Hu (Chairman), Mr. Daobiao Chen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, February 26th, 2018.

Daobiao Chen

Chairman

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 7, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.